SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Rua São José nº 20, Grupo 1602, parte - Rio de Janeiro/RJ

Corporate Taxpayers’ ID (CNP)J. 33.042.730/0001-04

CSN issues US$1 billion in bonds with maturity in 2020

Companhia Siderúrgica Nacional (CSN) announced that it priced today the issuance, through its wholly-owned subsidiary, CSN Resources S.A., of bonds totaling US$1 billion at a rate of 6,5% p.a. and maturity in July 2020 according to the U.S. “Rule 144A and Regulation S of the United States of America”. The bonds' price was 99.096%, and they will be guaranteed by CSN. Funds raised with the issue will be used to lengthen the group's indebtedness profile as well as to general corporate purposes.

The notes were not and will not be registered according to the U.S. Securities Act of 1933 and cannot be offered  or sold in the United States of America. Therefore, the bonds will not be registered with the U.S. Securities and Exchange Commission or any other capital-market regulatory agency or body in any other county; and thus, the bonds cannot be offered or sold in the U.S. without an applicable registration exemption. Once the notes will not be offered or placed in Brazil, they will also not be registered with the Brazilian Securities and Exchange Commission (CVM). This notice does not constitute an offer for the sale or bid for any securities.

Rio de Janeiro, July 14, 2010

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.